9/0654

12-31-01

02020523

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2001.

Battery Technologies Inc.
(Translation of Registrant's Name Into English)

30 Pollard Street, Richmond Hill, Ontario Canada L4B 1C3
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.

On December 20, 2001 Battery Technologies Inc. (the "Company") notified its auditors, KPMG LLP ("KPMG") of its intention to seek the resignation of KPMG as auditors of the Company (the "Resignation") and to appoint Mintz & Partners LLP ("Mintz") as the successor auditor.

On December 21, 2001, the Company received written notice of the Resignation of KPMG as auditors. The termination of KPMG as auditor of the Company and the appointment of Mintz as the successor auditor was considered and approved by the audit committee and board of directors of the Company.

Exhibit 99.1 – Notice of Change of Auditor

Exhibit 99.2 – Letter from Former Auditor

Exhibit 99.3 – Letter from Successor Auditor

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BATTERY TECHNOLOGIES INC.

Date: ____________________

By ____________________
Name: Lorna D. Eaton
Title: Vice President, Corporate Secretary and Acting Chief Financial Officer

Exhibit 99.1

NOTICE OF CHANGE OF AUDITOR

This Notice of Change of Auditor (the "Notice") has been prepared in accordance with National Policy No. 31, Change of Auditor of a Reporting Issuer, in connection with a request by Battery Technologies Inc. (the "Company"), a Reporting Issuer in the Provinces of Alberta, British Columbia, New Brunswick, Nova Scotia, Ontario, Quebec, Saskatchewan and outside of Canada, to KPMG LLP ("KPMG") to resign as auditors of the Company, as follows:

- on December 20, 2001, the Company notified KPMG of its intention to seek the resignation of KPMG as auditors of the Company (the "Resignation") and to appoint Mintz & Partners LLP ("Mintz") as the successor auditor.
- on December 21, 2001, the Company received written notice of the Resignation of KPMG as auditors.
- for the fiscal years ending December 31, 2000 and 1999, there were no reservations in the auditor's reports issued by KPMG in connection with the audit of the consolidated financial statements of the Company.
- the Termination of KPMG as auditor of the Company and the appointment of Mintz as the successor auditor was considered and approved by the audit committee and board of directors of the Company.
- in the opinion of the Company, there were no reportable events.

The board of directors has approved the contents and sending of this Notice.

By Order of the Board of Directors

Richmond Hill, Ontario
December 21, 2001

Lorna Eaton
Vice President, Corporate Secretary
& Acting Chief Financial Officer

Exhibit 99.2

KPMG LLP
Chartered Accountants
Yonge Corporate Centre
4120 Yonge Street Suite 500
North York ON M2P 2B8
Canada

Telephone (416) 228-7000
Telefax (416) 228-7123
www.kpmg.ca

Ontario Securities Commission

Dear Sirs:

Re: Battery Technologies Inc.

We have read the Notice of Battery Technologies Inc. and are in agreement with the statements contained in such Notice.

Yours very truly,

KPMG LLP

Chartered Accountants
Toronto, Canada
January 10, 2002

Exhibit 99.3

Mintz & Partners LLP

Chartered Accountants

100 - 1446 Don Mills Road
North York ON M3B 3N
Tel: (416) 391-2900
Fax: (416) 391-2748
Web site: www.mintzca.com

December 28, 2001

PRIVATE AND CONFIDENTIAL

The British Columbia Securities Commission
The Alberta Securities Commission
The Saskatchewan Securities Commission
The Ontario Securities Commission
The Quebec Securities Commission
The Nova Scotia Securities Commission
The New Brunswick Securities Commission
The Securities and Exchange Commission

DELIVERED BY EMAIL TO:

Lorna Eaton
Battery Technologies Inc

Dear Sir/Madam

Re: Battery Technologies Inc.

We have read the change of auditor notice of Battery Technologies Inc. dated December 21, 2001.

In accordance with the National Policy #31 we hereby advise that we agree with the information contained in the above Notice based on our knowledge of the information contained in the Notice at this time

Yours very truly

MINTZ & PARTNERS LLP

Allan Cheskes

Allan Cheskes

C:\DATA\WP51\Ruby\Aaron\2001 A01 - change of auditors notice.doc

A member of Collins Barrow Canada and Moores Rowland International, associations of independent accounting firms throughout the world